December 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Benjamin Richie

Margaret Schwartz

Re: Advanced Biomed Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed November 20, 2023

File No. 333-272110

Ladies and Gentlemen,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 30, 2023, relating to the above referenced Amendment No. 6 to Registration Statement on Form S-1 (“Amendment No. 6”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 7”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 6), all page references herein correspond to the page of the Amendment No. 7. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 7.

Amendment No. 6 to Form S-1

Cover Page

1. We note that on the cover page you state that "[a]ny overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect offering and listing in overseas market and, therefore, be subject to filing requirement: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Mainland China, or its main places of business are located in the Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Mainland China" and that you "do not believe that [you] are required to obtain the approval from or complete the filing with the CSRC for this offering...based on the fact that [you] do not meet the explicit conditions set out in the Trial Measures to determine whether an overseas offering shall be deemed as a direct or an indirect overseas offering and listing by a domestic company." Please revise to expressly explain the criteria you considered specific to your business that formed the basis of your determination that you do not meet these conditions for filing. Please also revise to state whether you relied on an opinion of counsel for this determination.

Response: In response to the Staff’s comment, we have updated the registration statement to disclose the basis of our determination and the fact that we were advised by our PRC counsel.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP